UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G Under the Securities and Exchange Act of 1934 (Amendment No. 1)*
Fossil Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
34988V106
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 34988V106
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Liechtensteinische Landesbank Aktiengesellschaft
2. Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization	Vaduz, Principality of Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	0
	6. Shared Voting Power	1,921,761
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	1,921,761
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,921,761
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 3.7%
12. Type of Reporting Person (See Instructions) HC, FI

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CUSIP No. 34988V106
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LLB Fund Services AG
2. Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization	Vaduz, Principality of Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	0
	6. Shared Voting Power	1,921,761
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	1,921,761
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,921,761
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 3.7%
12. Type of Reporting Person (See Instructions) FI

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Item 1.

(a) Name of issuer:	Fossil Group, Inc.
(b) Address of issuer’s principal executive offices:	901 South Central Expressway Dallas, TX 75080

Item 2.

This statement on Schedule 13G is being filed by:

(a) Name of person filing:*

This filing is being made on behalf of Liechtensteinische Landesbank Aktiengesellschaft (“LLB”) and its wholly-owned subsidiary, LLB Fund Services AG (“LLB FS” and, together with LLB, the “Reporting Persons”)

*Attached to the original Schedule 13G dated July 13, 2020 at Exhibit 1 is a Joint Filing Agreement between the Reporting Persons, which continues to be in force. This Schedule 13G is being filed on behalf of each of them.

(b) Address or principal business office or, if none, residence:	The principal office of LLB is Städtle 44, P.O. Box 384, FL-9490 Vaduz, Liechtenstein The principal office of LLB FS is Aeulestrasse 80, P.O. Box 1238, FL-9490 Vaduz, Liechtenstein
(c) Citizenship:	Each of LLB and LLB FS is an aktiengesellschaft (limited company) formed in Vaduz, Principality of Liechtenstein
(d) Title of class of securities:	Common Stock, par value $0.01 per share
(e) CUSIP No.:	34988V106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

LLB:	(g) ☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G); and

(j)   ☒  A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J). (LLB is a bank that is regulated under the laws of Liechtenstein)

LLB FS:	(j) ☒ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J). (LLB FS is an investment adviser that is regulated under the laws of Liechtenstein)

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Item 4. Ownership*

(a)	Amount beneficially owned: 1,921,761
(b)	Percent of class: 3.7%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,921,761
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 1,921,761

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person

The securities reported herein as beneficially owned by the Reporting Persons may also be deemed to be beneficially owned by BWM AG, an unaffiliated third party investment adviser which manages the position pursuant to an investment advisory agreement with LLB FS.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Items 2 and 3 above.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below the undersigned certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11, and (ii) the foreign regulatory scheme applicable to it is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. The undersigned also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

* Reflects position as of January 28, 2021.

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Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2021	Liechtensteinische Landesbank Aktiengesellschaft

	By:	/s/ Stefan Rein
Name: Stefan Rein
Title: Vice President
and

	By:	/s/ Sonya Cepe
Name: Sonya Cepe
Title: Vice President

Dated: February 4, 2021	LLB Fund Services AG

	By:	/s/ Stefan Rein
Name: Stefan Rein
Title: Member of the Board of Directors
and

	By:	/s/ Bruno Schranz
Name: Bruno Schranz
Title: CEO

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